FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUICAO

Publicly Held Company

Corporate Taxpayer ID. (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company” or “GPA”) makes the following clarifications in relation to the Material Fact published today by Via Varejo S.A. ("VV"):

a)      GPA did not participate and did not have access to the private investigations conducted by VV regarding its accounting records. To date, we have not received any investigation-related analysis, report or document from VV. We will therefore request from VV a full copy of the report mentioned in said Material Fact, as well as access to all existing work material, including in relation to its control, inspection and governance bodies, so that we can carry out our own analyses;

b)      Without prejudice to our analysis of the report and material pertaining to VV's private investigations, GPA emphasizes that:

(i)                 the adjustments resulting from the completion of said investigations refer to the financial reports for the 4th quarter of 2019. No other quarter or fiscal year will be affected so that the adjustments made by current management have no impact whatsoever on the Company's consolidated financial reports for any time period when it was the parent company of VV, until its auction sale at B3 in June 2019;

(ii)                of the estimated adjustment amount VV announced, “approximately R$1.169 billion charged to the income statement for the 2019 fiscal year refer to error corrections and changes in estimates effected in order to moreaccurately reflect the risks to which the Company is currently subject”(emphasis added) and are therefore due solely to changes to VV's policies and criteria implemented by its current management, bearing no relation to any alleged fraud previously and anonymous reported to the Company;

c)      VV's Material Fact thus confirmed GPA's belief -announced by GPA in the Notice to the Market published on December 12, 2019 -- that no irregularity, even less fraud, existed in VV's books while it was an affiliate of the Company;

d)      During the investigation VV alleges the existence of accounting frauds in the amount of R$ 20.8 million but did not specify to which period within the 2019 fiscal year they refer. GPA will also analyze this matter and issue its opinion thereon after receiving the relevant report and full supporting material from VV;

e)      In addition, the Company once again emphasizes that:

(i)            While VV was a GPA affiliate, its Financial Reports were always prepared using uniform and consistent criteria based on best accounting practices and in compliance with applicable rules;

(ii)          VV's Financial Reports, including those published quarterly, were always discussed, reviewed and approved by various governance and control bodies, including the Board of Directors, the Fiscal Council, the Financial Committee and, as of November 2018, when VV joined the B3 "Novo Mercado", by the Audit Committee. In addition to independent managers, these bodies always included members appointed by Klein Family investment vehicles. The Klein Family already held a significant interest in VV and currently is one of its controlling shareholders. Many of the managers active in those bodies when VV was a GPA affiliate maintained their seats at the request of the current controlling shareholders.

(iii)        VV's Financial Reports have always been audited annually and reviewed quarterly by external auditors from “Big4” companies;

(iv)        Neither GPA nor any VV manager nor any member of VV's governance, audit and control bodies appointed by GPA has ever learned of any fact that could raise any suspicion or indicate any accounting irregularity at VV, even less of any fraud committed by any of its managers or their staff and that required any adjustment to VV's Financial Reports.

f)       Finally, the Company informs that, after receiving copies of the report and of the supporting documentation mentioned in VV's Material Fact and completing its analysis thereof, GPA will take appropriate action to seek damages for any harm caused to GPA - including to its reputation - by how VV and its controlling shareholders treated the anonymous report that sparked these investigations, including any abusive action.

São Paulo, March 26, 2020.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.